Exhibit 2.1
PURCHASE AGREEMENT
by and between
RETAIL VENTURES, INC.,
and
FB II ACQUISITION CORP.
Dated as of April 21, 2009

TABLE OF CONTENTS

Page
Article I

Transactions

Section 1.1 Sale and Transfer of the Shares and the LLC Interests; Purchase Price	1

Article II

The Closing

Section 2.1 Closing	2
Section 2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver to the Purchaser:	3
Section 2.3 Deliveries by the Purchaser	4
Section 2.4 Earnout	4

Article III

Representations and Warranties of the Seller

Section 3.1 Organization and Qualification	6
Section 3.2 Subsidiaries; Capitalization	6
Section 3.3 Authority; Non-Contravention; Statutory Approvals	7
Section 3.4 Litigation	8
Section 3.5 Brokers or Finders	9
Section 3.6 No Residual Equity Interest or Control	9

Article IV

Representations and Warranties of the Purchaser

Section 4.1 Organization and Qualification	9
Section 4.2 Authority; Non-Contravention; Statutory Approvals	9
Section 4.3 Litigation	10
Section 4.4 Third Party Transaction	10
Section 4.5 Acquisition of Shares and LLC Interests for Investment; Ability to Evaluate and Bear Risk	10
Section 4.6 Investigation by the Purchaser	11
Section 4.7 Brokers or Finders	11

i

ii

Page
Section 7.14 Workforce Matters	31
Section 7.15 Interpretation of Indemnification Covenants	32

iii

EXECUTION VERSION
PURCHASE AGREEMENT
          THIS PURCHASE AGREEMENT, dated as of April 21, 2009 (this “Agreement”), is entered into by and between Retail Ventures, Inc., an Ohio corporation (the “Seller”) and FB II Acquisition Corp., a Delaware corporation (the “Purchaser”).
W I T N E S S E T H:
          WHEREAS, the Seller owns (i) one hundred (100) shares of the common stock, par value $0.01 per share (collectively, the “Shares”) of Filene’s Basement, Inc., a Delaware corporation (“Filene’s Basement”), which Shares constitute all of the issued and outstanding shares of the capital stock of Filene’s Basement, and (ii) all of the limited liability company interests (the “LLC Interests”) of FB Services LLC, a Delaware limited liability company (“FB Services”); and
          WHEREAS, the Purchaser desires to purchase all of the Shares and the LLC Interests from the Seller, and the Seller desires to sell, transfer and assign all of the Shares and the LLC Interests to the Purchaser, upon the terms and subject to the conditions set forth in this Agreement; and
          WHEREAS, DSW Inc. (“DSW”) currently provides certain shared services to Filene’s Basement as a wholly-owned subsidiary of the Seller pursuant to the Amended and Restated Shared Services Agreement, dated as of March 17, 2008, as amended (the “Existing Shared Services Agreement”), between DSW and the Seller, and at the request of the Purchaser, DSW has agreed to provide to Filene’s Basement certain transition services from and after the Closing (as defined in Section 2.1), all in accordance with and subject to the terms and conditions of a shared services agreement (the “Shared Services Agreement”) to be entered into by DSW and Filene’s Basement simultaneously with the execution and delivery of this Agreement.
          NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:
ARTICLE I
TRANSACTIONS
          Section 1.1 Sale and Transfer of the Shares and the LLC Interests; Purchase Price. Subject to the terms and conditions of this Agreement, at the Closing:

               (a) the Seller agrees to sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser agrees to purchase and accept from the Seller, all of the Seller’s rights, title and interest in and to the Shares and the LLC Interests free and clear of any mortgages, liens, claims, pledges, charges, warrants, options, security interests, conversion rights, purchase rights, restrictions on transfer or other encumbrances of any nature whatsoever (collectively, “Encumbrances”), other than the Encumbrances granted by the Seller to National City Business Credit, Inc., as agent, pursuant to the Credit Agreement (as hereinafter defined);
               (b) the Purchaser agrees to deliver to the Seller an aggregate amount equal to $25,000 in cash (the “Purchase Price”), which delivery will be made by wire transfer of immediately available funds to the bank account designated in writing by the Seller prior to the Closing; and
               (c) the Purchaser shall be entitled to deduct and withhold from the Purchase Price such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state or local tax law. If the Purchaser so deducts and withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Seller.
The transactions referred to in paragraphs (a) and (b) above are collectively referred to as the “Closing Date Transactions.”
     As used in this Agreement, the term “Credit Agreement” shall mean, collectively, the Second Amended and Restated Loan and Security Agreement, dated as of January 23, 2008, as amended through the date of this Agreement, by and among National City Business Credit, Inc., Wells Fargo Retail Finance LLC, Wachovia Capital Finance Corporation, the Revolving Credit Lenders party thereto and Filene’s Basement and any and all Loan Documents (as defined in such agreement).
ARTICLE II
THE CLOSING
          Section 2.1 Closing . The consummation of the Closing Date Transactions (the “Closing”) will occur at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1 Beacon Street, Boston, Massachusetts 02108, or such other location as is reasonably acceptable to the parties, simultaneously with the execution and delivery of this Agreement (the “Closing Date”), which will occur at 10:00 a.m., local time, on the date of this Agreement. All Closing Date Transactions are intended to occur as nearly simultaneously as possible and the Closing formalities shall not be adjourned or the Closing deemed completed until all Closing Date Transactions have been completed.

          Section 2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver to the Purchaser:
               (a) an original stock certificate representing the Shares, duly and validly issued by Filene’s Basement in the name of the Purchaser, together with evidence reasonably satisfactory to the Purchaser that the stock certificate(s) representing the Shares issued to the Seller have been cancelled; provided, that if requested by the lenders under the Credit Agreement, the Purchaser shall, immediately upon receipt of such certificate, deliver and pledge such certificate to the lenders under the Credit Agreement pursuant to a non-recourse collateral pledge of stock agreement that is reasonably satisfactory, in form and substance, to the Purchaser;
               (b) an assignment agreement with respect to the LLC Interests whereby the Purchaser is substituted as the sole member of FB Services, duly executed by the Seller;
               (c) evidence of the resignation of all of the officers and the members of the board of directors of Filene’s Basement and board of managers of FB Services and FB Leasing Services LLC (“FB Leasing”), but only, in either event, if required by the Purchaser in connection with the Closing;
               (d) the limited liability company and corporate books, unit ledgers and stock ledgers, minute books and corporate and company seal or their functional equivalents of Filene’s Basement, FB Services and FB Leasing; provided, however, that any of the foregoing items shall be deemed to have been delivered pursuant to this Section 2.2(d) if such item has been delivered to, or is otherwise located at, the corporate offices of Filene’s Basement at 25 Corporate Drive, Suite 400, Burlington, Massachusetts 01803-4245 on the date of this Agreement or the offices of Filene’s Basement’s counsel, at Vorys, Sater, Seymour & Pease LLP at 52 East Gay Street, Columbus, Ohio 43216-1008;
               (e) all consents and approvals to the sale of the Shares and the reorganization contemplated by Section 5.14 and any other aspect of the transactions contemplated by this Agreement, to the extent required by the lenders under the Credit Agreement as of the Closing;
               (f) a certification in a form reasonably satisfactory to the Purchaser pursuant to Treas. Reg. §1.1445-2(b)(2) stating that the Seller is not a foreign person;
               (g) a copy of the Shared Services Agreement, duly executed by DSW;

               (h) evidence in a form reasonably satisfactory to the Purchaser that the following transactions have been completed: (A) prior to the Closing, FB Services was formed as a direct subsidiary of the Seller, and FB Leasing was formed as a direct subsidiary of FB Services, and (B) Filene’s Basement thereafter transferred, conveyed and assigned to FB Leasing certain leases pursuant to Assignment and Assumption of Lease Agreements reasonably satisfactory, in form and substance, to the Purchaser;
               (i) evidence in a form reasonably satisfactory to the Purchaser of the consent by DSW to the release of Filene’s Basement under Section 10.08 of the Tax Separation Agreement, dated July 5, 2005, among the Seller and its affiliates and DSW and its affiliates;
               (j) evidence in a form reasonably satisfactory to the Purchaser that the Seller has received all corporate authorizations required of it in order to complete the Closing Date Transactions; and
               (k) any other documents, instruments and writings reasonably required to be delivered at the Closing by the Seller to the Purchaser pursuant to this Agreement.
          Section 2.3 Deliveries by the Purchaser . At the Closing, the Purchaser shall deliver to the Seller:
               (a) the Purchase Price, by wire transfer of immediately available funds to the bank account designated in writing by the Seller prior to the Closing;
               (b) an assignment agreement with respect to the LLC Interests whereby the Purchaser is substituted as the sole member of FB Services, duly executed by the Purchaser;
               (c) a copy of the Shared Services Agreement, duly executed by Filene’s Basement;
               (d) evidence in a form reasonably satisfactory to the Seller that the Purchaser has received all corporate authorizations required of it in order to complete the Closing Date Transactions; and
               (e) any other documents, instruments and writings reasonably required to be delivered at the Closing by the Purchaser to the Seller pursuant to this Agreement.
          Section 2.4 Earnout.

               (a) In addition to the consideration provided for in Section 2.3(a) of this Agreement, the Purchaser shall pay, or cause to be paid, 19% of any Applicable Proceeds (as defined below) to the Seller, on the terms and subject to the conditions set forth in this Section 2.4.
               (b) As used in this Agreement, “Applicable Proceeds” means, collectively, (i) any amounts actually distributed to the Purchaser and its affiliates as the equity owners of Filene’s Basement or otherwise paid to the Purchaser and its affiliates on account of their equity ownership of Filene’s Basement from the Filene’s Basement bankruptcy estate, (ii) any amounts paid to the Purchaser as consideration for a sale, transfer or other disposition of the equity of Filene’s Basement or any of its subsidiaries as may exist from time to time and (iii) any amount paid to and received by any direct or indirect shareholder of the Purchaser arising from any transaction in which the control of the Purchaser changes; provided, however, the amounts referenced in clauses (i), (ii) and (iii) to be paid to the Seller shall be reduced by an amount equal to 19% of the aggregate costs, expenses and fees incurred by the Purchaser in respect of its ownership interest in Filene’s Basement and FB Services and the transaction(s) giving rise to Applicable Proceeds, as applicable, after the Closing and through the date of payment to the Seller pursuant to this Section 2.4.
               (c) The Purchaser shall, from time to time following the receipt by Filene’s Basement, the Purchaser or any sponsor of the Purchaser of any Applicable Proceeds, deliver or cause to be delivered to the Seller a good faith calculation of the amount of any Applicable Proceeds and the proposed payment thereof, which shall be in accordance with this Section 2.4 (each, a “Proceeds Report”). Within fifteen (15) days following receipt of a Proceeds Report, the Seller shall deliver written notice to the Purchaser of any dispute the Seller has with respect to the Proceeds Report, which notice must specify the disputed item or items. If the Seller does not notify the Purchaser of a dispute it has with respect to the Proceeds Report within such fifteen (15)-day period, such Proceeds Report will be deemed final, conclusive and binding on the parties. If the Seller delivers a notice of dispute within such fifteen (15)-day period, the Purchaser and the Seller shall negotiate in good faith to resolve such dispute. If the Seller and the Purchaser are unable to reach an agreement within fifteen (15) days of the Purchaser’s receipt of such notice, then the Seller and the Purchaser shall submit all such disputed items for resolution to a nationally recognized accounting firm mutually acceptable to the Seller and the Purchaser, the decision of which accounting firm shall be final and binding upon all persons involved and whose fees and expenses shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser. The Purchaser and the Seller shall cooperate with and make available to the other party and its representatives and the agreed-upon accounting firm (if applicable) all information, records, data and working papers, and will permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Proceeds Report and the resolution of any disputes hereunder. Any Applicable Proceeds shall be paid within two (2) business days following final determination of the amount thereof in accordance with this Section 2.4.

               (d) The Seller recognizes, understands and acknowledges that the Purchaser may be required by a third party to enter into an agreement, document or instrument of indemnification in connection with a transaction described in clause (ii) or (iii) of Section 2.4(b). If such an agreement, document or instrument of indemnification is required of the Purchaser by a third party in connection with such a given transaction, the Purchaser shall so notify the Seller as promptly as practicable, and the Seller shall have the right to elect in its sole discretion whether to (i) receive the payment contemplated by Section 2.4(a) in respect of such transaction, in which case the Seller shall, as a condition precedent to the Seller’s receipt of such payment, enter into an indemnification sharing or similar agreement with the Purchaser, pursuant to which the Seller shall agree to indemnify the Purchaser for 19% of any cost, expense or loss incurred by the Purchaser under such agreement, document or instrument of indemnification, which shall be reasonably satisfactory to both the Purchaser and the Seller, or (ii) forego the payment contemplated by Section 2.4(a) in respect of such transaction, in which case the Purchaser shall have no further obligation to the Seller under Section 2.4(a) in respect of such transaction.
               (e) Nothing contained in this Section 2.4 shall be deemed to grant the Seller any right to evaluate, participate in, consent, consider and/or approve the terms, conditions, or any other matter relating or pertaining to any transaction that results in, or could result in, any Applicable Proceeds or to require that the Purchaser or its directors or shareholders consider any transaction that could result in Applicable Proceeds, it being understood that all decisions with respect thereto shall be in the sole and absolute discretion of the Purchaser without interference or hindrance from the Seller.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
          The Seller represents and warrants to the Purchaser that, as of the date of this Agreement:
          Section 3.1 Organization and Qualification . The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Filene’s Basement is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. FB Services and FB Leasing are limited liability companies duly formed, validly existing and in good standing under the laws of the State of Delaware. The Seller has all requisite corporate power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary other than in such jurisdictions where the failure to be so qualified or in good standing would not prevent, materially delay or materially impair the Seller’s ability to consummate the transactions contemplated by this Agreement.
          Section 3.2 Subsidiaries; Capitalization.

               (a) Filene’s Basement does not have any subsidiaries and does not own, directly or indirectly, any capital stock or other equity securities of any other corporation, partnership, limited liability company or other organized business entity (subject to the obligation of the Purchaser to transfer the LLC Interests (and, indirectly through such transfer, FB Leasing) to Filene’s Basement immediately following the Closing pursuant to Section 5.14). As used in this Agreement, (i) the term “subsidiary” of a person shall mean any corporation or other entity (including partnerships and other business associations and joint ventures) of which at least a majority of the voting power represented by the outstanding capital stock or other voting securities or interests having voting power under ordinary circumstances to elect directors, managers or similar members of the governing body of such corporation or entity (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests in such corporation or entity) shall at the time be held, directly or indirectly, by such person; and (ii) the term “person” shall mean any natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or entity of any kind.
               (b) The Shares are, under the Delaware General Corporation Law, validly issued, fully paid, nonassessable and free of preemptive rights, and the LLC Interests and the membership interests of FB Leasing are, under the Delaware Limited Liability Company Act, validly issued and free of preemptive rights. The Shares and the LLC Interests are owned, beneficially and of record, by the Seller free and clear of all Encumbrances, and the membership interests of FB Leasing are owned, beneficially and of record, by FB Services free and clear of all Encumbrances, in each case other than Encumbrances imposed by National City Business Credit, Inc., as agent for the lenders under the Credit Agreement. There are no options, warrants, calls, rights, subscriptions, conversion rights, commitments or agreements of any character to which any of the Seller, Filene’s Basement, FB Services or FB Leasing is a party or by which any such person is bound obligating such person to issue, deliver or sell, or cause to be issued, delivered or sold, any of the Shares or the LLC Interests or any other limited liability company interests, shares of capital stock or other equity interests of such person, or obligating such person to grant, extend or enter into any such option, warrant, call, right, subscription, conversion right, commitment or agreement. The Shares and the LLC Interests were not issued in violation of any applicable federal or state securities law, or the rules and regulations promulgated thereunder, or any other governmental requirement.
               (c) The Seller is not a party to any agreement, document, instrument, contract or undertaking that requires it to contribute additional capital to the equity of either Filene’s Basement or FB Services and to which the Purchaser would be subject upon acquisition of the Shares (with respect to Filene’s Basement) and the LLC Interests (with respect to FB Services).
          Section 3.3 Authority; Non-Contravention; Statutory Approvals.
               (a) Authority. The Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Seller. No vote of, or consent by, the holders of any class or series of stock issued by the Seller is necessary to authorize the execution and delivery by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery hereof by the Purchaser, constitutes the valid and binding obligation of the Seller enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
               (b) Non-Contravention. The execution and delivery of this Agreement by the Seller does not, and the consummation by the Seller of the transactions contemplated hereby will not, violate or result in a breach of any provision of, constitute a default (with or without notice or lapse of time or both) under, result in the termination or modification of, accelerate the performance required by, result in a right of termination, cancellation or acceleration of any obligation or the loss of any benefit under, or result in the creation of any Encumbrance (other than Encumbrances imposed by National City Business Credit, Inc., as agent for the lenders under the Credit Agreement) upon the Shares or the LLC Interests (any such violation, breach, default, right of termination, modification, cancellation or acceleration, loss or creation, is referred to herein as a “Violation” with respect to the Seller and such term when used in Article IV has a correlative meaning with respect to the Purchaser) pursuant to any provisions of (i) the articles of incorporation, by-laws, certificate of formation or similar governing documents (“Organizational Documents”) of the Seller, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to the Seller or any of its properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Seller is a party or by which the Seller or any of its properties or assets may be bound or affected, except in the case of (ii) and (iii), where such Violations would not prevent, materially delay or materially impair the Seller’s ability to consummate the transactions contemplated by this Agreement. For the avoidance of doubt, this Section 3.3(b) relates solely to the Seller and its properties and assets and not to Filene’s Basement, FB Services, FB Leasing or their properties and assets.
               (c) Statutory Approvals. Except for the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, no declaration, filing or registration with, or notice to or authorization, consent or approval of, any court, federal, state, local or foreign governmental or regulatory body (including a national securities exchange or other self-regulatory body) or authority (each, a “Governmental Authority”) is necessary for the execution and delivery of this Agreement by the Seller or the consummation by the Seller of the transactions contemplated hereby.
          Section 3.4 Litigation . There are no claims, suits, actions or proceedings by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or, to the knowledge of the Seller, threatened against, relating to or affecting the Seller which would prevent, materially delay or materially impair the Seller’s ability to consummate the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to the Seller except for such that would not prevent, materially delay or materially impair the Seller’s ability to consummate the transactions contemplated by this Agreement.
          Section 3.5 Brokers or Finders . None of the Seller, Filene’s Basement, FB Services or FB Leasing has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, other than the fees of Houlihan Lokey to be paid by the Seller.
          Section 3.6 No Residual Equity Interest or Control. After giving effect to the Closing, the Seller will not own or have the right to acquire, directly or indirectly, any capital stock, limited liability company interests or other equity securities of Filene’s Basement, FB Services or FB Leasing, and will not control such persons or possess, directly or indirectly, the power to direct or cause the direction of the management or policies of such persons. The representation and warranty in this Section 3.6 shall not be construed to limit or impair any right that the Seller may now or hereafter possess as a creditor of Filene’s Basement, FB Services or FB Leasing or pursuant to Section 2.4.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
          The Purchaser represents and warrants to the Seller that, as of the date of this Agreement:
          Section 4.1 Organization and Qualification . The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser was formed on March 31, 2009 and has conducted no business or operations prior to entering into this Agreement.
          Section 4.2 Authority; Non-Contravention; Statutory Approvals.
               (a) Authority. The Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. No vote of, or consent by, the holders of any class or series of stock, or other equity or membership interest, issued by the Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof by the Seller, constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
               (b) Non-Contravention. The execution and delivery of this Agreement by the Purchaser does not, and the consummation by the Purchaser of the transactions contemplated hereby will not, result in a Violation pursuant to any provisions of (i) the Organizational Documents of the Purchaser, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to the Purchaser or its properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Purchaser is a party or by which the Purchaser or its properties or assets may be bound or affected, except in the case of clause (ii) or (iii) for any such Violation which would not prevent, materially delay or materially impair the Purchaser’s ability to consummate the transactions contemplated by this Agreement.
               (c) Statutory Approvals. No declaration, filing or registration with, or notice to or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby.
          Section 4.3 Litigation. There are no claims, suits, actions or proceedings by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or, to the knowledge of the Purchaser, threatened against, relating to or affecting the Purchaser which would prevent, materially delay or materially impair the Purchaser’s ability to consummate the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to the Purchaser except for such that would not prevent, materially delay or materially impair the Purchaser’s ability to consummate the transactions contemplated by this Agreement.
          Section 4.4 Third Party Transaction. No officer, director or affiliate of the Seller has an interest, or the right to acquire an interest, in the Purchaser or in the transactions being entered into by it under this Agreement.
          Section 4.5 Acquisition of Shares and LLC Interests for Investment; Ability to Evaluate and Bear Risk.
               (a) The Purchaser is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser is acquiring the Shares and the LLC Interests for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Shares or the LLC Interests.

               (b) The Purchaser is able to bear the economic risk of holding the Shares and the LLC Interests for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Shares or the LLC Interests.
          Section 4.6 Investigation by the Purchaser. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Filene’s Basement, FB Services and FB Leasing, which investigation, review and analysis was done by the Purchaser and its affiliates and, to the extent such persons deemed appropriate, by such persons’ representatives. Except for the representations and warranties made by the Seller in Article III, the Purchaser is not relying on any documents, forecasts or other information provided to them with respect to the business, operations, assets, liabilities, results of operations, financial condition and prospects of Filene’s Basement, FB Services and FB Leasing.
          Section 4.7 Brokers or Finders. The Purchaser has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.
ARTICLE V
COVENANTS
          Section 5.1 Confidentiality. The Letter Agreement regarding Confidentiality, dated March 3, 2009 (the “Confidentiality Agreement”), entered into by and between the Seller and Buxbaum Holdings, Inc., an affiliate of the Purchaser, is hereby terminated as to information concerning Filene’s Basement and shall be null and void and of no further force or effect with respect thereto but shall continue in full force and effect with respect to information concerning the Seller and its affiliates (other than Filene’s Basement). From and after the Closing, each party will, and will use its reasonable efforts to cause its affiliates, representatives and agents to hold, in confidence any and all information, whether written or oral, concerning the other party received by such party (the “Receiving Party”) in connection with the transactions contemplated by this Agreement, except to the extent that the Receiving Party can show that such information (a) is in the public domain through no fault of the Receiving Party or any of its affiliates, representatives or agents or (b) is lawfully acquired by the Receiving Party or any of its affiliates, representatives or agents after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Receiving Party or any of its affiliates, representatives or agents is compelled to disclose any such information by judicial or administrative process or by other requirements of law, such Receiving Party shall promptly notify the other party in writing and shall disclose only that portion of such information which the Receiving Party is advised by its counsel is legally required to be disclosed, provided that the Receiving Party shall exercise its reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

          Section 5.2 Directors’, Officers’, Members’ and Managers’ Indemnification.
               (a) Indemnification. The Purchaser shall use its commercially reasonable efforts to cause the Organizational Documents of Filene’s Basement, FB Services and FB Leasing to contain provisions no less favorable with respect to indemnification than are existing as of the date of this Agreement in favor of each present and former director or officer of Filene’s Basement, FB Services and FB Leasing (each, together with such person’s heirs, executors, administrators, successors or assigns, an “Indemnified Party” and, collectively, the “Indemnified Parties”), and the Purchaser shall not cause, and shall use its commercially reasonable efforts to not permit, any such provision to be amended, repealed or otherwise modified for a period of six (6) years from and after the Closing Date in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification shall be required by law and then only to the minimum extent required by law.
               (b) [Intentionally Omitted]
               (c) Benefit. The provisions of this Section 5.2 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors, administrators, successors and assigns and his or her other representatives.
          Section 5.3 Public Announcements. No formal public announcement or press release in connection with the execution or subject matter of this Agreement shall be made or issued by or on behalf of any party without the reasonable prior written approval of the other party hereto; provided, however, that if a party is required to make or issue any announcement required by law or any stock exchange or by any Governmental Authority, such party shall give the other party reasonable opportunity to comment on such announcement or release before it is made or issued.
          Section 5.4 [Intentionally Omitted].
          Section 5.5 Tax Matters.
               (a) Tax Returns.
               (i) The Seller shall timely prepare and file, or cause to be timely prepared and filed, in a manner consistent with past practice, when due (taking into account all applicable extensions) all Tax Returns that are required to be filed by or with respect to Filene’s Basement, FB Services and FB Leasing for taxable periods ending on or before the Closing Date; provided, however, that (A) the Seller shall deliver, or cause to be delivered, any of such Tax Returns that constitute income or franchise Tax Returns to the Purchaser at least ten (10) days prior to the due date thereof for its review and (B) that any such Tax Return required to be filed by Filene’s Basement, FB Services or FB Leasing shall be signed by an authorized representative of Filene’s Basement, FB Services or FB Leasing, as appropriate. The Seller shall pay or cause to be paid all Taxes shown as due on such Tax Returns.
               (ii) To the extent commercially reasonable, the Purchaser shall cause Filene’s Basement, FB Services and FB Leasing to timely prepare and file, when due (taking into account all applicable extensions) all Tax Returns that are required to be filed by or with respect to Filene’s Basement, FB Services or FB Leasing for taxable periods ending after the Closing Date. The Seller and each of its affiliates shall cooperate with the Purchaser, Filene’s Basement, FB Services and FB Leasing in the preparation of such Tax Returns and shall provide assistance as reasonably requested by the Purchaser. At least ten (10) business days prior to the due date of any payment required to be made as shown or with respect to any such Tax Return, the Seller shall pay to the Purchaser the amount of Taxes attributable to any taxable period (or portion thereof) ending on or before the Closing Date.
               (b) Tax Covenants.
               (i) The Seller shall: (A) terminate or cause to be terminated with respect to Filene’s Basement, FB Services and FB Leasing as of the Closing Date all contracts, agreements and arrangements (whether or not written) between or among Filene’s Basement, FB Services or FB Leasing, on the one hand, and one or more of the Seller and any of its affiliates (other than Filene’s Basement, FB Services and FB Leasing) or any other person, on the other hand, under which Filene’s Basement, FB Services or FB Leasing may at any time have an obligation to indemnify for or share the payment of or liability for any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any person other than Filene’s Basement, FB Services and FB Leasing, respectively; and (B) cause Filene’s Basement, FB Services and FB Leasing to be released as of the Closing Date from any liability under all such contracts, agreements and arrangements.
               (ii) The Purchaser will elect (under section 172(b)(3) of the Code and Treas. Reg. § 1.1502-21(b)(3) and, to the extent feasible, any similar provision of any state, local or foreign Tax law) to relinquish any right to carry back net operating losses to any taxable period of the Seller or Filene’s Basement beginning on or before the Closing Date.
               (c) Computation of Liability for Taxes. The Seller and, to the extent commercially reasonable, the Purchaser shall elect to treat the taxable year of Filene’s Basement, FB Services and FB Leasing as ending at the end of the day on the Closing Date (i.e., the parties shall “close the books” of Filene’s Basement, FB Services and FB Leasing at the end of the day

on such date) and for purposes of apportioning liability for a Tax attributable to any Straddle Period (defined below) of Filene’s Basement, FB Services and FB Leasing, the Seller and, to the extent commercially reasonable, the Purchaser shall treat the Closing Date as the last day of a taxable period of Filene’s Basement, FB Services and FB Leasing, respectively, that is deemed to end at the end of the day on the Closing Date and shall elect to do so if permitted by applicable laws. (For the avoidance of doubt, any Tax resulting from a transaction outside the ordinary course on the Closing Date and after the effective time of the Closing shall be allocated to the post-Closing period.) For purposes of Section 5.5, where it is necessary to apportion between the pre-Closing period and the post-Closing period the Tax liability of Filene’s Basement, FB Services and FB Leasing for a Straddle Period (which is not treated under Treas. Reg. §1.1502-76(b) or similar provisions of state, local, or other law as closing on the Closing Date), such liability shall be determined as described below:
               (i) In the case of Taxes that are payable with respect to any taxable period that begins on or before, and ends after, the Closing Date (a “Straddle Period”), the portion of any such Tax that is allocable to the portion of such Straddle Period ending on the Closing Date shall be:
                    (1) in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided in Section 5.5(i)), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended at the end of the day on the Closing Date; and
                    (2) in the case of Taxes imposed on a periodic basis with respect to the assets of Filene’s Basement, FB Services, or FB Leasing, or otherwise measured by the level of any item, deemed to be the amount of such Taxes (after giving effect to amounts which may be deducted from or offset against such Taxes), multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.
               (ii) Any credit or refund resulting from an overpayment of Taxes (and associated interest) for a Straddle Period shall be apportioned between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period beginning after the Closing Date based upon the method employed in Section 5.5(c)(i) taking into account the type of Tax to which the credit or refund relates. In the case of any Tax paid based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be apportioned under Section 5.5(c)(i) shall be computed by reference to the level of such items on the Closing Date.
               (d) Refunds. Any Tax refund (including any interest in respect thereof) of or with respect to Filene’s Basement, FB Services or FB Leasing received by the Purchaser, and any amounts credited against Taxes of or with respect to Filene’s Basement, FB Services or FB Leasing to which the Purchaser becomes entitled, that relate to any taxable period of or with respect to Filene’s Basement, FB Services or FB Leasing, or portion thereof, ending on or before the Closing Date shall be for the account of the Seller, and the Purchaser shall pay over to the Seller any such refund or the amount of any such credit within five (5) days after receipt of such refund or credit or entitlement thereto. To the extent that Filene’s Basement, FB Services or FB Leasing receives a refund or credit of Taxes with respect to any taxable period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date, to the extent commercially reasonable, the Purchaser shall cause Filene’s Basement, FB Services or FB Leasing, as the case may be, to pay such amount to Seller.
               (e) Assistance and Cooperation. After the Closing Date, each of the Seller and the Purchaser shall, and shall use their commercially reasonable efforts to cause their respective subsidiaries to, execute any forms and provide information reasonably requested by the other party regarding Filene’s Basement, FB Services and FB Leasing in connection with (i) the other party preparing and filing any Tax Returns that such other party is responsible for preparing and filing, or (ii) the other party preparing for or handling any audits of, or disputes with any Tax Authority regarding, any Tax Returns of Filene’s Basement, FB Services or FB Leasing. In connection therewith, the Seller and the Purchaser shall not dispose of any Tax work papers, books or records relating to Filene’s Basement, FB Services or FB Leasing during the seven (7)-year period following the Closing Date, and thereafter shall give the other party reasonable written notice before disposing of such items. Each of the Seller and the Purchaser shall keep any information obtained under this Section 5.5(e) confidential except as may be necessary in connection with the filing of Tax Returns or claims for refund or the conduct of any audit, litigation or other proceeding with respect to Taxes.
               (f) Indemnification by the Seller. The Seller shall indemnify, defend and hold harmless the Purchaser, its subsidiaries and other affiliates (excluding Filene’s Basement, FB Services and FB Leasing) and their respective officers, directors, stockholders, members, managers, employees, agents and representatives (excluding such persons of Filene’s Basement, FB Services and FB Leasing) (each, a “Tax Indemnitee”) from and against, and shall reimburse each Tax Indemnitee for, any and all Taxes (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ and accountants’ fees and expenses in connection with any action, suit or proceeding) incurred, suffered or accrued at any time by any Tax Indemnitee arising out of or attributable to:
               (i) any and all unpaid Taxes at any time imposed on, or incurred, suffered or accrued by, Filene’s Basement, FB Services or FB Leasing,

whether determined on a separate, consolidated, combined group or unitary basis as a result of being at, or at any time prior to, the effective time of the Closing on the Closing Date, (1) a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other person, (2) a party to any tax sharing agreements or arrangements (whether or not written) or with respect to the payment of any amounts as a result of any express or implied obligations to indemnify any other person or (3) a successor or transferee by contract or pursuant to any law, statute, code, ordinance, rule, regulation or other requirement of any Tax Authority;
               (ii) Taxes imposed on Filene’s Basement, FB Services and FB Leasing for any taxable period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date; and
               (iii) any failure by the Seller to comply with any of the covenants and agreement required to be performed by it under Section 5.5.
In the event of an indemnity claim by a Tax Indemnitee pursuant to this Section 5.5(f), payment by the Seller of any amount payable under this Section 5.5(f) that can be satisfied by a remittal of Tax to a Tax Authority shall be made within ten (10) days (or such shorter period of time as shall constitute timely payment) following receipt of written notice that payment of such amounts to the appropriate Tax Authority is due; provided, that the Seller shall not be required to make any payment earlier than five (5) days before it is due to the appropriate Tax Authority. In all other cases, payment shall be made within ten (10) days following written demand therefor. In the case of a Tax that is contested in accordance with the provisions of Section 5.5(h), payment of the Tax to the appropriate Tax Authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate Tax Authority. Notwithstanding anything contained to the contrary set forth in this Agreement and without limiting the generality of the duties and obligation of the Seller under this Section 5.5(f), the Seller shall promptly assume and defend, for and on behalf of the Purchaser and any Tax indemnitee, and all suits, actions, claims, proceedings and other matters that are subject to the Purchaser’s right of indemnification under this Section 5.5(f) and promptly pay and discharge all costs and expenses, together with all Taxes, relating and pertaining thereto; it being understood and agreed that the Purchaser shall not be required to expend any of its own fund in the defense of any such suit, action, claim, proceeding or other matter.
               (g) Indemnification by the Purchaser. The Purchaser shall indemnify, defend and hold harmless the Seller, its subsidiaries and other affiliates and their respective officers, directors, stockholders, members, managers, employees, agents and representatives (each, a “Seller Tax Indemnitee”) from and against, and shall reimburse each Seller Tax

Indemnitee for, any and all Taxes (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ and accountants’ fees and expenses in connection with any action, suit or proceeding) incurred, suffered or accrued at any time by any Seller Tax Indemnitee arising out of or attributable to any failure by the Purchaser to comply with any of the covenants and agreements required to be performed by it under Section 5.5; provided, however, for the avoidance of doubt, the Seller expressly acknowledges and agrees that the Purchaser shall be required to comply with its covenants and agreements under this Section 5.5 only to the extent commercially reasonable.
               (h) Contests.
               (i) Notice. After the Closing Date, the Purchaser shall notify the Seller in writing within fifteen (15) days of the commencement of any Tax audit or administrative or judicial proceeding of which the Purchaser has knowledge affecting the Taxes of Filene’s Basement, FB Services or FB Leasing that, if determined adversely to the taxpayer or after the lapse of time would be grounds for indemnification under this Section 5.5 by the Seller. Such notice shall contain factual information describing any asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax Authority in respect of any such asserted Tax liability. If the Purchaser fails to give the Seller notice of an asserted Tax liability as required under this Agreement and such failure to give notice results in a material detriment to the Seller that cannot otherwise be reasonably remedied by the Seller, then any amount which the Seller is otherwise required to pay pursuant to this Section 5.5 with respect to such Tax liability shall be reduced by the amount of such material detriment suffered by the Seller as a result of such failure.
               (ii) Control of Contests Involving Pre-Closing Periods or Straddle Periods. In the case of an audit or administrative or judicial proceeding involving any asserted liability for Taxes relating to any taxable years or periods ending on or before the Closing Date or any Straddle Period of Filene’s Basement, FB Services or FB Leasing, the Seller shall have the right, at its expense, to control the conduct of such audit or proceeding; provided, however, that (1) the Seller shall keep the Purchaser reasonably informed with respect to the status of such audit or proceeding and provide the Purchaser with copies of all written correspondence with respect to such audit or proceeding in a timely manner and (2) if such audit or proceeding would be reasonably expected to result in a material increase in Tax liability of Filene’s Basement, FB Services or FB Leasing for which the Purchaser would be liable under this Section 5.5, (A) the Purchaser may participate in the conduct of such audit or proceeding at its own expense and (B) the Seller shall not settle any such audit or proceeding without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

               (i) Transfer Taxes. Notwithstanding any other provision of this Agreement to the contrary, any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, stock, stamp, documentary, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges (“Transfer Taxes”) arising out of or in connection with the sale of the Shares to the Purchaser shall be borne by the Seller. Both the Seller and the Purchaser shall cooperate to submit timely all filings, returns, reports and forms as may be required in connection therewith.
               (j) Miscellaneous.
               (i) For Tax purposes, unless otherwise required by law, the Seller and the Purchaser agree to treat all payments made under this Section 5.5, Section 2.4 and under any other indemnity provisions contained in this Agreement, and any payments in respect of any breaches of representations, warranties, covenants or agreements hereunder, as adjustments to the Purchase Price.
               (ii) For purposes of this Section 5.5, any reference to the Purchaser, the Seller, Filene’s Basement, FB Services or FB Leasing include the successors thereof.
               (iii) Notwithstanding any provision in this Agreement to the contrary (including Section 6.3), all of the covenants contained in this Section 5.5 shall survive until one hundred and twenty (120) days beyond the lapse of the applicable Tax statute of limitations (including any extension thereof).
               (iv) Notwithstanding anything contained in this Agreement to the contrary, this Section 5.5, Section 6.1(g),. Section 6.1(i), Section 6.1(j) and Section 7.15 shall be the sole provisions governing indemnity for Taxes and the covenants thereto under this Agreement.
               (k) Definition of Terms. The following terms shall have the following meanings:
               (i) “Code” shall mean the Internal Revenue Code of 1986, as amended.
               (ii) “Tax” shall mean, collectively and individually, any foreign, United States federal, state or local net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, escheat, unclaimed property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any law, statute, code, ordinance, rule, regulation or other requirement of any Tax Authority, whether disputed or not.
               (iii) “Tax Authority” shall mean any United States, non-United States, federal, national, state, provincial, county or municipal or other local (A) government, (B) governmental, political or regulatory authority or any subdivision, agency, instrumentality, commission, court or authority thereof, or (C) any quasi-governmental body or arbitrator exercising any Taxing authority or Tax regulatory authority, as appropriate.
               (iv) “Tax Benefit” shall mean the present value of any refund, credit or reduction in otherwise required Tax payments, including any interest payable thereon, which present value shall be computed as of the Closing Date or the first date on which the right to the refund, credit or other Tax reduction arises or otherwise becomes available to be utilized, whichever is later, (i) using the Tax rate applicable to the highest level of income with respect to such Tax and (ii) using the interest rate on such date imposed on corporate deficiencies paid within thirty (30) days of notice of proposed deficiency under the Code.
               (v) “Tax Return” shall mean any and all any returns, statements, declarations, reports, elections, estimates, notices, forms, schedules, claims for refund, or other documents (including estimated Tax returns and reports, withholding Tax returns and reports, and information returns and reports), and any schedule, supplement, amendment, or attachment to any of the foregoing, relating to Taxes.
          Section 5.6 Books and Records. The Purchaser shall use its commercially reasonable efforts to cause Filene’s Basement to retain all of the books and records of Filene’s Basement for a period of the greater of (a) five (5) years after the Closing Date and (b) such time period as may be required by law. After the end of such period, before disposing of such books or records, the Purchaser shall give notice to such effect to the Seller and give the Seller an opportunity to remove and retain all or any part of such books or records as the Seller may select.
          Section 5.7 Affiliate Contracts; Intercompany Accounts.
               (a) All of the agreements, contracts, understandings or arrangements set forth on Schedule 5.7(a) to this Agreement in effect as of immediately prior to the execution and delivery of this Agreement, between one or more of the Seller or any of its affiliates (other than Filene’s Basement, FB Services and FB Leasing), on the one hand, and Filene’s Basement, FB Services or FB Leasing, on the other hand, shall survive the Closing and remain in full force and effect and be valid, binding on and enforceable against the parties thereto in accordance with their respective terms.
               (b) All of the intercompany accounts set forth on Schedule 5.7(b) to this Agreement which represent funds owed between one or more of the Seller or any of its affiliates (other than Filene’s Basement, FB Services and FB Leasing), on the one hand, and Filene’s Basement, FB Services or FB Leasing, on the other hand, outstanding immediately prior to the execution and delivery of this Agreement, shall survive and remain outstanding following the Closing in accordance with their respective terms.
          Section 5.8 Seller’s Name.
               (a) The Purchaser shall not acquire, nor shall Filene’s Basement, FB Services or FB Leasing retain, any rights to the name “Retail Ventures” (or any derivation thereof) or any trademark, trade name or symbol related thereto.
               (b) The Purchaser shall use its commercially reasonable efforts to cause Filene’s Basement to, as soon as reasonably practicable after the Closing but not later than ninety (90) days after the Closing Date, remove the name “Retail Ventures” (or any derivation thereof) and all trademarks, trade names or symbols related thereto from the properties and assets of Filene’s Basement, FB Services and FB Leasing; provided, that the foregoing shall not prevent the Purchaser or Filene’s Basement from using the words “retail” and “venture(s)” separately or in combination with any word or name (other than in combination with each other), as trademarks or otherwise.
          Section 5.9 Cooperation in Allocating Third Party Payments. The Seller and the Purchaser acknowledge that, from time to time following the Closing, (a) the Seller and its subsidiaries (which, following the Closing, shall not include Filene’s Basement, FB Services or FB Leasing) may receive cash payments from third parties to which Filene’s Basement, FB Services or FB Leasing is entitled and (b) Filene’s Basement, FB Services or FB Leasing may receive payments from third parties to which the Seller or its subsidiaries (which, following the Closing, shall not include Filene’s Basement, FB Services or FB Leasing) are entitled. The Seller shall, and the Purchaser shall use its commercially reasonable efforts to cause Filene’s Basement, FB Services and FB Leasing to, promptly cooperate as necessary or appropriate to allocate, disaggregate and pay in full to the correct payee(s) any funds (or portion thereof) received from time to time following the Closing by the Seller and its subsidiaries (which, following the Closing, shall not include Filene’s Basement, FB Services or FB Leasing) or by Filene’s Basement, FB Services or FB Leasing to which the actual recipient of such funds (or portion thereof) is not entitled. For example, the Seller may directly receive funds from a credit card service provider related to customer payments for merchandise sold by DSW and for merchandise sold by Filene’s Basement. The Seller will promptly cooperate as necessary or appropriate to determine the portion of such funds allocable to merchandise sold by Filene’s Basement and will remit such amount to Filene’s Basement.

          Section 5.10 Registration under the Securities Act. The Purchaser agrees that the Shares and the LLC Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of (other than, if required by the lenders under the Credit Agreement, a non-recourse pledge of the Shares and the LLC Interests to and in favor of the lenders of Filene’s Basement pursuant to the Credit Agreement) without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such state securities laws, and the Purchaser acknowledges that no person has agreed to register the Shares or the LLC Interests.
          Section 5.11 Limitation on Representations and Warranties. The Seller and the Purchaser agree that, except for the representations and warranties contained in this Agreement, neither the Seller nor any other person acting on behalf of the Seller makes any representation or warranty, express or implied, concerning the Shares or the LLC Interests or the business, finances, operations, assets, liabilities, prospects or any other aspect of Filene’s Basement, FB Services or FB Leasing and, except as provided in the representations and warranties contained in this Agreement, Filene’s Basement, FB Services, FB Leasing and their assets are being purchased at the Closing by the Purchaser on an “as is, where is” basis, in their present condition and state of repair, with all faults, limitations and defects. The Purchaser acknowledges that the Seller has advised it that Filene’s Basement has significant business difficulties, including significant operational and liquidity difficulties, and that, following the Closing, Filene’s Basement likely cannot continue as a going concern without additional capital and/or changes to its business model.
          Section 5.12 Further Assurances.
               (a) Each party will, and will cause its subsidiaries to, execute such further documents or instruments and take such further actions as may reasonably be requested by the other party in order to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.
               (b) Without limiting the foregoing, the Purchaser shall use commercially reasonable efforts, from and after the Closing, to and to cause Filene’s Basement to use commercially reasonable efforts to, solely following a request by the Seller and at the Seller’s cost and expense, execute such further documents or instruments and take such further actions as may reasonably be requested by the Seller in order to transfer to the appropriate affiliate of the Seller any owned or leased real property that (i) is used in the business of DSW’s business or Schottenstein Stores Corporation’s businesses, (ii) is discovered by the Seller or the Purchaser to be registered, recorded or leased in the name of Filene’s Basement and (iii) is not used in the business of Filene’s Basement.
          Section 5.13 Arm’s Length Transactions. For a period of ninety (90) days following the Closing Date, the Purchaser shall not (a) cause or permit Filene’s Basement to sell, convey, assign, transfer or deliver to any of its shareholders any of its assets, whether in the form of a dividend or other distribution or otherwise, or (b) other than as provided in Section 5.14, cause or permit Filene’s Basement, FB Services or FB Leasing to enter into any agreement, contract, arrangement or understanding with the Purchaser or any of its affiliates, or make any payment or give any value to the Purchaser or any of its affiliates; except in either case (i) on terms and conditions no less favorable to Filene’s Basement, FB Services or FB Leasing, as applicable, than those which would have been imposed in an arm’s length transaction with unrelated third parties or (ii) pursuant to the prior written approval of a bankruptcy court hearing a case for the reorganization or liquidation of Filene’s Basement.
          Section 5.14 Post-Closing Reorganization. Immediately following the Closing, the Purchaser shall sell, assign and transfer all of the limited liability company interests of FB Services (which shall then be the direct parent of FB Leasing) to Filene’s Basement for no consideration or nominal consideration.
          Section 5.15 Cooperation with Certain Actions. To the extent commercially reasonable, the Purchaser shall reasonably cooperate with the Seller and take such actions as may be reasonably and in good faith requested by the Seller in connection with the following (provided that the Purchaser shall have no liability to the Seller under Article VI or otherwise for or with respect to any claim, suit, action or proceeding instituted by or on behalf of the Seller alleging that the Purchaser did not comply with any of the covenants and agreements contained in this Section 5.15):
               (a) Obtaining a written agreement from the lenders under the Credit Agreement that such lenders shall not, for a specified period of time from and after the Closing, seek to exercise or enforce any right against any of the Facility Guarantors under the Facility Guarantee (in each case as such terms are defined in the Credit Agreement), and if Filene’s Basement is to be liquidated, shall not seek to exercise or enforce any such right until substantially all of Filene’s Basement’s assets have been liquidated and the proceeds of such liquidation have been distributed by a Chapter 7 trustee or pursuant to a Chapter 11 plan, as applicable.
               (b) Obtaining a full release of the Seller from any liability or obligation of the Seller as guarantor under any commercial lease agreement with respect to any of the Filene’s Basement retail store locations, including requiring such release as a condition to the tenant agreeing to any extension or renewal option with respect to any such leases.
               (c) Obtaining a full release or termination by third parties of any liabilities or obligations in respect of any guarantee by the Seller or its affiliates, and any related Encumbrance, of obligations owed to factors or vendors relating to the Filene’s Basement business.
          Section 5.16 Covenant Compliance by the Purchaser. Notwithstanding anything contained in this Article V or elsewhere in this Agreement to the contrary, (a) all covenants of the Purchaser set forth in Sections 5.2(a), 5.6, and 5.12(b) shall cease, terminate, expire and be of no further force or effect, and the Purchaser shall have no liability to the Seller or any member of the Seller Group (as hereinafter defined) for compliance therewith (whether under this Article V, Article VI or otherwise), (i) in the event that the Purchaser and its affiliates cease to have control, directly or indirectly, over the Shares, or (ii) upon the occurrence of (y) a voluntary petition in bankruptcy filed by Filene’s Basement or (z) an involuntary petition in bankruptcy filed against Filene’s Basement that results in the entry of an order for relief or a similar order against Filene’s Basement and (b) the Seller covenants and agrees to reimburse the Purchaser for all reasonable costs and expenses (including attorneys’ fees) incurred by the Purchaser as a result of its compliance with the covenants and agreements contained in Section 5.15, which reimbursement shall be made promptly upon the Purchaser’s submission of a written demand accompanied by a reasonably detailed description of those costs and expenses for which the Purchaser is seeking reimbursement pursuant to this Section 5.16(b).
ARTICLE VI
INDEMNIFICATION AND SURVIVAL
          Section 6.1 Indemnification.
               (a) From and after the Closing Date and subject to the express limitations set forth in Section 6.3, the Seller will indemnify, defend and hold harmless the Purchaser, its subsidiaries and other affiliates (excluding Filene’s Basement, FB Services and FB Leasing and any of their subsidiaries which may from time to time exist) and their respective stockholders, directors, managers, officers, employees, agents and representatives (excluding such persons of Filene’s Basement, FB Services and FB Leasing and any of their subsidiaries which may from time to time exist) (collectively, the “Purchaser Group” and each being a “member” of the Purchaser Group) from and against any and all claims, demands, suits, proceedings, losses, liabilities, damages, obligations, payments, costs or expenses (including reasonable attorneys’ and other professional fees) (each, an “Indemnifiable Loss”), asserted against or suffered by any member of the Purchaser Group (but not including any indirect loss resulting from a diminution in value of Filene’s Basement, FB Services or FB Leasing) relating to, resulting from or arising out of (i) any breach of any representation or warranty of the Seller contained in Article III of this Agreement, (ii) any breach of any covenant or agreement of the Seller contained in this Agreement that survives the Closing pursuant to Section 6.3 and (iii) any third-party claim, demand, suit or proceeding to the extent that it alleges liability against any member of the Purchaser Group and relates to, results from or arises out of (x) any act or omission of the Seller, Filene’s Basement, FB Services or FB Leasing prior to the Closing, (y) any fact, circumstance, condition or event present or occurring prior to the Closing affecting the Seller, Filene’s Basement, FB Services or FB Leasing or (z) any liability that would have been incurred or suffered by the Seller, by virtue of being a stockholder and member of Filene’s Basement and FB Services, as applicable, had the Seller not sold the Shares and the LLC Interests, as applicable, to the Purchaser pursuant hereto, except (in the case of subclauses (x), (y) and (z) of this clause (iii)) to the extent that a court of competent jurisdiction, by final order, judgment or decree that is not subject to reasonable further appeal, determines that such Indemnifiable Loss resulted from any act or omission of any member of the Purchaser Group; provided, however, that solely with respect to any claim by any member of the Purchaser Group for indemnification under clause (iii) of this Section 6.1(a), the indemnity by Seller under such clause is intended by the parties to be limited to third-party claims, demands, suits or proceedings asserted against any member of the Purchaser Group (which as indicated above does not include Filene’s Basement, FB Services, FB Leasing, any of their subsidiaries which may from time to time exist or any of their respective stockholders, directors, managers, officers, employees, agents and representatives) which may be covered by such indemnity.
               (b) The Seller’s obligation to indemnify the Purchaser Group pursuant to Section 6.1(a) is subject to the following limitations:
               (i) No indemnification shall be made by the Seller unless and until the aggregate amount of Indemnifiable Losses asserted against or suffered by the Purchaser Group exceeds $25,000 (the “Aggregate Claim Deductible”), and, in such event, indemnification shall be made by the Seller for all such Indemnifiable Losses, other than with respect to Indemnifiable Losses resulting from fraud or willful misconduct pursuant to Section 6.1(a)(ii) or Section 6.1(a)(iii), for which the Seller’s aggregate obligation to indemnify the Purchaser Group shall not be subject to any limit under this Section 6.1(b)(i).
               (ii) In no event shall the Seller’s aggregate obligation to indemnify the Purchaser Group exceed $2,000,000, other than with respect to Indemnifiable Losses resulting from fraud or willful misconduct or pursuant to Section 6.1(a)(ii) or Section 6.1(a)(iii), for which the Seller’s aggregate obligation to indemnify the Purchaser Group shall not be subject to any limit under this Section 6.1(b)(ii).
               (c) From and after the Closing Date, and subject to the express limitations set forth in Section 6.3, the Purchaser will indemnify, defend and hold harmless the Seller, its affiliates (other than Filene’s Basement) and their respective directors, managers, officers, employees, agents and representatives (the “Seller Group”) from and against any and all Indemnifiable Losses asserted against or suffered by any member of the Seller Group relating to, resulting from or arising out of (i) any breach of any representation or warranty of the Purchaser contained in Article IV of this Agreement or (ii) any breach of any covenant or agreement of the Purchaser contained in this Agreement that survives the Closing pursuant to Section 6.3.
               (d) The Purchaser’s obligation to indemnify the Seller Group pursuant to Section 6.1(c) is subject to the following limitations:
               (i) No indemnification shall be made unless the aggregate amount of Indemnifiable Losses asserted against or suffered by the Seller exceeds the Aggregate Claim Deductible and, in such event, indemnification shall be made by the Purchaser for all such Indemnifiable Losses, other than with respect to Indemnifiable Losses resulting from fraud or willful misconduct or pursuant to Section 6.1(c)(ii), for which the Purchaser’s aggregate obligation to indemnify the Seller Group shall not be subject to any limit under this Section 6.1(d)(i).
               (ii) In no event shall the Purchaser’s aggregate obligation to indemnify the Seller Group exceed $2,000,000, other than with respect to Indemnifiable Losses resulting from fraud or willful misconduct or pursuant to Section 6.1(c)(ii), for which the Purchaser’s aggregate obligation to indemnify the Seller Group shall not be subject to any limit under this Section 6.1(d)(ii).
               (e) The Seller will not have any indemnification liability under this Agreement in respect of any Indemnifiable Loss to the extent that such Indemnifiable Loss is covered by insurance held by (and paid over to) the Purchaser or any affiliate thereof (which, following the Closing, will include Filene’s Basement, FB Services and FB Leasing), and the Purchaser will not have any indemnification liability under this Agreement in respect of any Indemnifiable Loss to the extent that such Indemnifiable Loss is covered by insurance held by (and paid over to) the Seller or any affiliate of thereof (which, following the Closing, will exclude Filene’s Basement, FB Services and FB Leasing); provided, however, that an Indemnifiable Loss shall not be deemed to be “covered” by insurance to the extent of any applicable deductible or self-insurance retention.
               (f) An indemnitee under this Article VI (an “Indemnitee”) will be required to undertake reasonable efforts to mitigate any Indemnifiable Loss in respect of which a claim for indemnification is made or in respect of which the amount of such Indemnifiable Loss is added (or permitted to be added) to the Aggregate Claim Deductible, but any such reasonable out-of-pocket cost incurred in connection with such reasonable efforts shall be part of such Indemnifiable Loss.
               (g) The amount of any Indemnifiable Loss shall be reduced to take into account any net Tax Benefit, or increased to take into account any net Tax cost, recognized by any member of the Purchaser Group or the Seller Group, as the case may be, entitled to receive, or required to provide, payment pursuant to an indemnification under this Agreement arising from the recognition of the Indemnifiable Loss and any payment actually received, or provided, with respect to an Indemnifiable Loss. Net Tax costs shall be measured by the amount of accrued or actual net Tax costs realized at the time of realization.
               (h) The expiration, termination or extinguishment of any representation, warranty, covenant or agreement pursuant to Section 6.3 shall not affect the parties’ obligations under this Section 6.1 if the Indemnitee provided the person(s) required to provide indemnification under this Agreement (the “Indemnifying Party”) with written notice with reasonable specificity of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.

               (i) An Indemnifying Party shall have the right to offset or withhold any sums it may owe to an Indemnitee under Section 5.5 or this Article VI against any sums it is entitled to receive from such Indemnitee under Section 5.5 or this Article VI.
               (j) Except as provided in Section 7.10 and except for claims for fraud or intentional misconduct, the rights and remedies of the parties under this Section 6.1 and Section 5.5 are exclusive and in lieu of any and all other rights and remedies that the parties may have under this Agreement or otherwise with respect to any breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement or any other agreement, document or instrument executed and delivered by the parties in connection herewith, and the parties agree that, after the Closing, any claim or cause of action against any of the parties hereto, or any of their respective directors, managers, officers, employees, affiliates, successors, permitted assigns or representatives based upon, directly or indirectly, any of the representations or warranties, covenants or agreements set forth in this Agreement or any other agreement, document or instrument executed and delivered in connection with this Agreement may be brought only as expressly provided in this Article VI and Section 5.5.
          Section 6.2 Defense of Claims.
               (a) If any Indemnitee receives notice of the assertion of any claim or of the commencement of any claim, action or proceeding made or brought by any person who is not a party to this Agreement or an affiliate of a party to this Agreement with respect to which indemnification is to be sought from an Indemnifying Party (such claim, action or proceeding, a “Third Party Claim”), the Indemnitee will give such Indemnifying Party prompt written notice thereof. Such notice shall describe the nature of the Third Party Claim in reasonable detail (including a copy of the Third Party Claim, if made in writing) and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee.
               (b) The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnitee, assume the defense of any Third Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, by all appropriate proceedings, which proceedings will be diligently prosecuted, and the Indemnitee will upon reasonable request of an Indemnifying Party cooperate in good faith in such defense at the Indemnifying Party’s expense; provided, however, if any member of the Purchaser Group provides to the Seller notice of the assertion or commencement of a Third Party Claim in accordance with Section 6.2(a) for which such member of the Purchaser Group is, in good faith, seeking indemnification from the Seller pursuant to this Article VI, the Seller shall, notwithstanding anything to the contrary set forth in this Section 6.2(b), promptly assume the defense of such Third Party Claim at the Seller’s own expense and by its own counsel, by all appropriate proceedings, which proceedings will be diligently prosecuted by the Seller. If the Indemnifying Party has not assumed the defense of a Third Party Claim with respect to which indemnification is sought pursuant to Section 6.1(a)(iii), it shall reimburse the Indemnitee for reasonable attorneys’ fees, costs and expenses incurred by the Indemnitee in such defense in a timely manner following receipt of notice from the Indemnitee requesting reimbursement. If the Indemnifying Party has assumed the defense of any Third Party Claim, it will not be liable for any legal fees, costs or expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, in the event the Indemnitee reasonably determines in its judgment that having common counsel would present such counsel with a conflict of interest or if the defendants in any such Third Party Claim include both such Indemnitee and the Indemnifying Party and such Indemnitee shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to the Indemnifying Party, then such Indemnitee shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Third Party Claim on behalf of such Indemnitee and the Indemnifying Party will pay the reasonable and customary fees and disbursements of one such counsel. Without the prior written consent of the Indemnitee (not to be unreasonably withheld, delayed or conditioned), the Indemnifying Party will not enter into any settlement of any Third Party Claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee does not simultaneously receive full indemnification or that would fail to result in the Indemnitee receiving a release of any Third Party Claims. If the Indemnifying Party does not exercise its right or fulfill its obligation, as appropriate, to assume the defense within fifteen (15) days (or sooner in the event of an emergency or other circumstances requiring an expedited response, as determined in the reasonable opinion of the Indemnitee) after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claim, then the Indemnitee will have the right to defend against such Third Party Claim, and the Indemnifying Party shall be liable for the Indemnitee’s reasonable costs and expenses, including reasonable attorneys’ fees, incurred in connection therewith; provided, however, that (i) if the Indemnifying Party is the Seller, the Seller shall have the obligation to assume the defense of such Third Party Claim promptly thereafter and (ii) if the Indemnifying Party is the Purchaser, the Purchaser shall have the right, but not the obligation, to assume the defense of such Third Party Claim thereafter; and provided, further, that, in each case, the Indemnitee shall not settle or compromise a Third Party Claim without the prior written consent of the Indemnifying Party. Notwithstanding the foregoing, if the Seller has assumed the defense of any Third Party Claim, as required by this Section 6.2(b), then, if a court of competent jurisdiction shall issued a final order, judgment or decree that is not subject to reasonable further appeal to the effect that no member of the Purchaser Group is entitled to receive indemnification from the Seller pursuant to this Article VI with respect to such Third Party Claim, the Purchaser shall, promptly following the issuance of such final order, judgment or decree, reimburse the Seller for all reasonable and customary legal fees and out-of-pocket expenses incurred by the Seller in connection with its assumption of the defense of such Third Party Claim.
               (c) If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith, will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any indemnity payment, the Indemnifying Party will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Indemnifiable Loss to which the indemnity payment relates; provided, however, that (i) the Indemnifying Party is then in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment is hereby made expressly subordinated and subject in right of payment to the Indemnitee’s rights against such third party.
               (d) A failure to give timely notice as provided in this Section 6.2 will not affect the rights or obligations of any party hereunder except if, and only to the extent that, as a result of such failure, the party that was entitled to receive such notice was materially prejudiced as a result of such failure.
          Section 6.3 Survival of Obligations. The representations and warranties of the parties contained in Article III and Article IV shall survive the Closing until twelve (12) months following the Closing Date, and no claim for breach of any such representations or warranties may be brought after the expiration of such time period as to which specific notice of a claim for indemnification in respect thereof has not been given pursuant to this Article VI prior to the expiration of such time period. The covenants, obligations and agreements of the parties contained in this Agreement shall not survive the Closing, except for any such covenants, obligations and agreements that, by their nature, are to be complied with by the parties following the Closing (which covenants, obligations and agreements (including all of the covenants, obligations and agreements of the parties set forth in this Article VI) shall remain in full force and effect in accordance with their terms).
          Section 6.4 Benefit. The provisions of this Article VI are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs, executors, administrators, successors and assigns and his or her other representatives.
ARTICLE VII
GENERAL PROVISIONS
          Section 7.1 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by each of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.
          Section 7.2 Waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
          Section 7.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein. Notwithstanding the foregoing, in any action or proceeding brought to enforce any provisions of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees and disbursements in addition to its costs and expenses and any other available remedy.

          Section 7.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service, or (c) when telecopied (which is confirmed by copy sent within one (1) business day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
               (i) if to the Seller, to:
Retail Ventures, Inc.
4150 East Fifth Avenue
Columbus, Ohio 43219
Attn: General Counsel
Fax: (614) 238-4156
     with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005
Attn: Ronald C. Barusch
Fax: (202) 393-5760
     and
Baker and Hostetler LLP
1900 East 9th Street
Cleveland, Ohio 44114
Attn: Robert A. Weible
Matthew A. Tenerowicz
Fax: (216) 696-0740
and
               (ii) if to the Purchaser, to:
FB II Acquisition Corp.
28720 Canwood Street
Agoura Hills, California 91301
Attn: Scott Rusczyk
Fax: (818) 878-3911

          with a copy (which shall not constitute notice) to:
Stevens & Lee P.C.
1818 Market Street, 29th Floor
Philadelphia, Pennsylvania 19103
Attn: Leonard P. Goldberger
Fax: (610) 371-7376
          Section 7.5 Entire Agreement; No Third Party Beneficiaries. This Agreement, the Confidentiality Agreement and the other documents and instruments delivered by the parties at the Closing pursuant to Sections 2.2 and 2.3 (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to confer, and shall not confer, upon any person other than the parties hereto and thereto (other than Indemnified Parties as set forth in Section 5.2 and Indemnitees pursuant to Section 6.4) any remedies, claims of liability or reimbursement, causes of action or any other rights whatsoever.
          Section 7.6 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
          Section 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.
          Section 7.8 Venue. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any such action relating to this Agreement in any court other than a federal or state court sitting in the State of Delaware.
          Section 7.9 Waiver of Jury Trial and Certain Damages. Each party to this Agreement waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement and (b) any right it may have to receive damages from the other party based on any theory of liability for any special, indirect, consequential (including lost profits) or punitive damages (unless such damages are Indemnifiable Losses incurred as a result of a third party claim for which indemnification is required under Article VI of this Agreement).

          Section 7.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.
          Section 7.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party.
          Section 7.12 Interpretation. When a reference is made in this Agreement to Sections or Articles, such reference shall be to a Section or Article of this Agreement, respectively, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. References in this Agreement to “dollars” or “$” are to United States Dollars. All references to this Agreement shall be deemed to include the Schedules hereto. The meaning assigned to each term in this Agreement shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.
          Section 7.13 Counterparts; Effect. This Agreement may be executed and delivered (including via facsimile or electronic mail) in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
          Section 7.14 Workforce Matters. For the avoidance of doubt, it is understood that, from and after the Closing, Filene’s Basement shall continue to be responsible for: (a) any and all severance costs in respect of all employees and former employees of the business of Filene’s Basement, including all managers and exempt and non-exempt employees (whether or not on layoff), of the type historically reflected on the financial statements of Filene’s Basement (the “Filene’s Basement Employees”), including payments in respect of Filene’s Basement Employees owing under any Benefit Plan; (b) making payments on behalf of relevant Filene’s Basement Employees under, and for the cost of providing any continuation coverage to any Filene’s Basement Employees required under, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (c) all notices or payments due to any Filene’s Basement Employees under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), and all notices, payments, fines or assessments due to any Governmental Authority pursuant to any applicable foreign, federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of Filene’s Basement Employees, including the WARN Act and any comparable state or local law. For purposes of this Agreement, “Benefit Plan” shall mean each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination, retention or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that Filene’s Basement is a counterparty to or that is sponsored, maintained or contributed to or required to be contributed to by Filene’s Basement or by any entity, trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with Filene’s Basement would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or pursuant to Section 414 of the Code (as defined in Section 5.5(j)(i)), or to which Filene’s Basement or an ERISA Affiliate is a party, in each case for the benefit of any employee or former employee of Filene’s Basement. For the avoidance of doubt, the Purchaser and the Seller acknowledge and agree that the Purchaser shall not have any liability to the Seller under Article VI of this Agreement or otherwise as a result of the failure of Filene’s Basement to take any of the actions referred to in this Section 7.14 for which Filene’s Basement is responsible under the WARN Act or other laws and statutes referenced in this Section 7.14.
          Section 7.15 Interpretation of Indemnification Covenants. For the avoidance of doubt, (a) the indemnification of members of the Purchaser Group provided for under Article VI (which as set forth in such Article VI does not include Filene’s Basement, FB Services, FB Leasing, any of their subsidiaries which may from time to time exist or any of their respective stockholders, directors, managers, officers, employees, agents or representatives) and (b) the indemnification of the Tax Indemnitees provided for under Section 5.5 (which as set forth in such Section 5.5 does not include Filene’s Basement, FB Services or FB Leasing or their respective officers, directors, stockholders, members, managers, employees, agents or representatives), shall not apply if and to the extent that any claim for indemnification under the foregoing provisions arises out of or results from, (x) any transfer of assets or liabilities of Filene’s Basement, FB Services or FB Leasing at the direction of any member of the Purchaser Group or any Tax Indemnitee that is voluntarily received or assumed by any member of the Purchaser Group or any Tax Indemnitee, (y) any merger, liquidation, consolidation or reorganization involving any member of the Purchaser Group or any Tax Indemnitee (including any election by a Tax Indemnitee to become part of the same consolidated, combined or unitary group as Filene’s Basement, FB Services or FB Leasing or their respective successors or assigns) after the effective time of the Closing, whereby such person succeeds by operation of law or otherwise to any of the rights, privileges, powers or franchises or becomes subject to any restrictions, disabilities or duties of any of Filene’s Basement, FB Services or FB Leasing or their respective successors or assigns or (z) any amendment by or at the direction of any member of the Purchaser Group or any Tax Indemnitee to any agreement or arrangement involving Filene’s Basement, FB Services or FB Leasing in existence prior to the Closing Date, or any amendment by or at the direction of any member of the Purchaser Group or any Tax Indemnitee to any Tax Return of Filene’s Basement, FB Services or FB Leasing for pre-Closing Tax periods (or portions thereof); provided, however, that the provisions of this Section 7.15 shall not limit or restrict the Seller’s obligations under this Agreement to indemnify members of the Purchaser Group under Article VI or any Tax Indemnitee under Section 5.5 to the extent that any of the foregoing limiting events occurs by operation of law as a result of the acquisition or ownership of Filene’s Basement, FB Services or FB Leasing by any member of the Purchaser Group and without any voluntary and affirmative act, direction or election by any member of the Purchaser Group or any Tax Indemnitee.

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          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

RETAIL VENTURES, INC.
By:
	Name:	James A. McGrady
	Title:	Chief Executive Officer, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

FB II ACQUISITION CORP.
By:
	Name:	Scott Rusczyk
	Title:	President

Signature Page to Purchase Agreement